FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For November 3, 2008

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated November 3, 2008

2.

Material Change Report dated November 3, 2008 (re: November 3/08 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  November 3, 2008

By:

“Richard Fifer”

 (Name)

Its:

President and Chief Executive Officer

(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. to Begin Gold Production

- Revised -

Vancouver, BC – November 3, 2008:  Petaquilla Minerals Ltd. (the “Company”) released news this morning providing details of the progress made at its 100% owned Molejon gold mine in central Panama.  As mentioned, the Company is in the final stages of completing its Molejon gold production facility and has scheduled its first test production for the latter part of December 2008.

With respect to the production estimates provided for the first twelve months of production, the Company would like to remind readers that the projections are based on information currently available to the Company.  However, the Company does not have a feasibility study and there is no assurance that these projections will be realized.  No representation or prediction is intended nor should be implied regarding the economic viability of the Molejon Project based on presently published results.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes of ore per day with an estimated gold production of 100,000 ounces. The plant utilizes three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Toll-free: 1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia V6B 4M9

Item 2.

Date of Material Change

November 3, 2008

Item 3.

News Release

The Company’s news release dated November 3, 2008, was disseminated by Marketwire, Incorporated on November 3, 2008.

Item 4.

Summary of Material Change

The Company released news on November 3 providing details of the progress made at its 100% owned Molejon gold mine in central Panama.  With respect to the production estimates provided for the first twelve months of production, the Company would like to remind readers that the projections are based on information currently available to the Company.  However, the Company does not have a feasibility study and there is no assurance that these projections will be realized

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated November 3, 2008

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer” Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact Telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. to Begin Gold Production

- Revised -

Vancouver, BC – November 3, 2008:  Petaquilla Minerals Ltd. (the “Company”) released news this morning providing details of the progress made at its 100% owned Molejon gold mine in central Panama.  As mentioned, the Company is in the final stages of completing its Molejon gold production facility and has scheduled its first test production for the latter part of December 2008.

With respect to the production estimates provided for the first twelve months of production, the Company would like to remind readers that the projections are based on information currently available to the Company.  However, the Company does not have a feasibility study and there is no assurance that these projections will be realized.  No representation or prediction is intended nor should be implied regarding the economic viability of the Molejon Project based on presently published results.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes of ore per day with an estimated gold production of 100,000 ounces. The plant utilizes three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Toll-free: 1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.